EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2023, and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 9, 2023 and discloses specified information up to that date. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of August 9, 2023, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2023, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Second Quarter 2023	Second Quarter 2022	Change	YTD 2023	YTD 2022	Change
Operating
Tonnes Milled	157,371	118,224	33%	317,128	229,362	38%
Silver Ounces Produced	232,417	225,537	3%	466,755	389,895	20%
Gold Ounces Produced	1,520	1,350	13%	3,805	2,151	77%
Copper Pounds Produced	1,445,552	1,644,343	-12%	2,843,189	2,861,692	-1%
Silver Equivalent Ounces[1] Produced	587,317	649,569	-10%	1,265,564	1,107,367	14%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	452,011	594,700	-24%	958,738	1,089,809	-12%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$16.33	$8.39	95%	$15.22	$9.94	53%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$23.06	$15.95	45%	$21.53	$17.75	21%

1. In Q2 2023, AgEq was calculated using metals prices of $24.18 oz Ag, $1,978 oz Au and $3.85 lb Cu. In Q2 2022, AgEq was calculated using metals prices of $22.64 oz Ag, $1,873 oz Au and $4.32 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.37 oz Ag, $1,933 oz Au and $3.95 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $23.29 oz Ag, $1,873 oz Au and $4.43 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce,. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2023	Second Quarter 2022	Change	YTD 2023	YTD 2022	Change
Financial Operating Performance
Revenues	$9,218	$9,370	-2%	$19,043	$20,420	-7%
Mine operating income	$1,043	$3,902	-73%	$2,894	$8,646	-67%
Net income	$1,134	$2,283	-50%	$782	$2,929	-73%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$396	$4,108	-90%	$682	$6,886	-90%
Adjusted earnings[1]	$27	$2,474	-99%	$1,081	$5,824	-81%
Cash flow from operations	$503	$3,696	-86%	$950	$7,146	-73%
Per Share Amounts
Earnings (loss) per share	$0.01	$0.02	-100%	$0.01	$0.03	-100%
Adjusted earnings per share[1]	$0.00	$0.02	-100%	$0.01	$0.05	-80%
HIGHLIGHTS (Expressed in 000’s of US$)	June 30, 2023	March 31, 2023	Change	June 30, 2022	December 31, 2022	Change
Liquidity & Working Capital
Cash	$1,207	$2,697	-55%	$1,207	$11,245	-89%
Working capital	$4,584	$5,109	-10%	$4,584	$8,821	-48%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

2nd  Quarter 2023 Highlights

Avino Announced Best Drill Intercept in Company History

•

On July 5, 2023, the Company released the results of three holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. Drill Hole ET-23-09 showed 57 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

Metallurgical Testing Completed at the Oxide Tailings Project

•

On April 5, 2023, Avino announced metallurgical results from the testwork program that was completed and will form the basis of the metallurgical analysis in a Pre-Feasibility Study (“PFS) on the project. This Project has been in our portfolio for many years and factors prominently into our five-year growth plan to become an intermediate silver producer in Mexico. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project through the extensive testwork completed. In the recent update, The Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

Steady Production at Avino

•

Silver equivalent production of 587,317 ounces is another consistent quarter of mining operations. Production decreased when compared to recent quarters, primarily due to mine sequencing of certain lower grade zones of the Avino Mine along with supply chain issues for some maintenance parts that affected recovery in the mill.

Released ET Area Drilling Results – Avino Vein Extends a Further 500 Metres:

•

On May 23, 2023, Avino announced drill results from ten (10) drill holes at the Avino Elena Tolosa (“ET”) area below the current deepest workings at the mine. These drill results show the Avino Vein to extend a further 500 metres downdip of the lowest mining level. This exploration program is designed to test the continuity and to improve our understanding of the potential for deeper mineralization. As a result, the Avino Vein is now known to extend 1,100 metres downdip from surface outcrop. Additionally, a previously undiscovered breccia vein was intersected approximately 15 to 30 metres below the Avino Vein in the football intrusive rocks. For further details, see the “Exploration” section in this MD&A.

Dry Stack Tailings Facility Completed and Operational:

•

Avino’s tailings management system is based on our commitment to safety and environmental stewardship. We approach our tailings management with respect for the people in our communities and the environment. When we consider our environmental approach, we strive to meet or exceed expectations while being guided by best practice standards globally. For those reasons we selected dry stack and constructed a dry stack tailings facility which is now complete and fully operational. The conveyor system is installed and is currently transporting the pressed dry tailings to the Avino open pit area. A tab is now available on our website that provides further information on our tailings management system, along with a video (in Spanish) from the minesite that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

La Preciosa Update:

•

The Company is conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company’s 5-year growth strategy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Financial Results – Three months ended June 30, 2023, compared to three months ended June 30, 2022

	Three months ended June 30,
	2023	2022
Revenue from mining operations	$9,218	$9,370
Cost of sales	8,175	5,468
Mine operating income	1,043	3,902

Operating expenses:
General and administrative expenses	1,535	1,356
Share-based payments	843	862
Income before other items	(1,335)	1,684

Other items:
Interest and other income	20	59
Loss on long-term investments	(285)	(596)
Fair value adjustment on warrant liability	751	2,373
Unrealized foreign exchange gain	552	123
Project evaluation expenses	-	6
Finance cost	(3)	(88)
Accretion of reclamation provision	(12)	(11)
Interest expense	(73)	(22)
Income (loss) before income taxes	(385)	3,528

Income taxes:
Current income tax (expense) recovery	559	(360)
Deferred income tax expense	959	(885)
Income tax expense	1,518	(1,245)
Net income (loss)	1,133	2,283

Other comprehensive income (loss):
Currency translation differences	(313)	(119)
Total comprehensive income (loss)	$820	$2,164
Income (loss) per share
Basic	$0.01	$0.02
Diluted	$0.01	$0.02
Weighted average number of common shares outstanding
Basic	119,195,457	117,129,947
Diluted	123,214,209	120,386,601

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $9.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $9.4 million revenues for Q2 2022, a decrease of $0.2 million. The decrease is a result of lower payable silver equivalent ounces sold in the current quarter of 452,011, compared to 594,700 in Q2 2022, a decrease of 24%. This was partially offset by positive price movements for silver and gold in Q2 2023 compared to Q2 2022, as outlined below.

Metal prices for revenues recognized during the period were $24.50 per ounce of silver, $1,995 per ounce of gold, and $8,558 per tonne of copper, compared to $22.75 per ounce of silver, $1,889 per ounce of gold, and $9,407 per tonne of copper for Q2 2022.

Cost of Sales & Mine Operating Income

Cost of sales was $8.1 million, compared to $5.5 million in Q2 2022, an increase of $2.6 million. The increase in cost of sales is partially attributable to 33% higher processed & milled tonnes in Q2 2023 compared to Q2 2022, which resulted in higher overall overhead costs despite lower ounces sold in the current quarter when compared to Q2 2022. The increase is also attributable to a stronger Mexican peso during the quarter, which directly impacted labour and contractor costs.

Mine operating income, after depreciation and depletion, was $1.1 million, compared to $3.9 million in Q2 2022. The decrease in mine operating income is a result of the increased cost of sales noted above, with lower revenues than the comparative quarter due to lower produced and sold ounces arising from lower mill recovery and productivity.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.5 million, compared to $1.4 million in Q2 2022, with the small increases coming from the increased corporate activity relating to the acquisition of La Preciosa and financing activities.

Share-based payments was $0.8 million, compared to $0.9 million in Q2 2022, a decrease of $0.1 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price from period to period.

Other Items

Other Items totaled income of $1.0 million for the period, a decrease of $0.8 million compared to income of $1.8 million related to other items in Q2 2022.

Unrealized loss on long-term investment was $0.3 million, a positive change to income of $0.3 million compared to a loss of $0.6 million in Q2 2022. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, and to a less extent, the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold Corp..

Fair value adjustment on warrant liability was a gain of $0.8 million, a decrease to income of $1.6 million compared to a gain of $2.4 million in Q2 2022. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Foreign exchange gain for the period was $0.6 million, a change of $0.5 million compared to a gain of $0.1 million in Q2 2022. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended June 30, 2023, the US dollar depreciated in relation to the Mexican peso, resulting in an unrealized foreign exchange gain. During the three months ended June 30, 2022, the US dollar depreciated in relation to the Canadian dollar but remained constant in relation to the Mexican peso, also resulting in an unrealized foreign exchange gain.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The remaining Other Items resulted in a loss of $0.1 million, unchanged when compared to loss of $0.1 million for Q2 2022.

Current and Deferred Income Taxes

Current income tax recovery was $0.6 million in Q2 2023, a change of $1.0 million compared to $0.4 in income tax expense for Q2 2022. The higher amount of current income tax expenses in Q2 2022 is a result of income generated in the comparable quarter, with lower operating income being generated in the current quarter.

Deferred income tax recovery was $0.9 million, a change of $1.8 million compared to a tax expense of $0.9 million in Q2 2022. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income from all operations was $1.1 million for the period, or $0.01 per share, compared to income of $2.3 million, or $0.02 per share during Q2 2022. The changes are a result of the items noted above, which are primarily decreases in revenues and mine operating income, increases to costs of sales and a small increase to general and administrative expenses, as well as lower unrealized loss on investments. Decreases in income/loss were partially offset by current and deferred income tax recoveries, as noted above, and positive movements in the fair value adjustment of the warrant liability and the gain on unrealized foreign exchange.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $0.4 million, a decrease of $3.7 million when compared to $4.1 million for Q2 2022. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $0.03 million, a decrease of $2.4 million when compared to adjusted earnings of $2.5 million in the corresponding quarter in 2022. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce, excluding stand-by costs, was $16.33, compared to $8.39 for Q2 2022. The increase in cost per ounce is a result of higher milled tonnes, resulting in higher overhead, with less ounces produced and sold in Q2 2023 when compared to Q2 2022, primarily due to lower mill productivity and performance in the current quarter. The increase is also attributable to a stronger Mexican peso during the quarter, which directly impacted labour and contractor costs.

All-in sustaining cash costs per silver equivalent payable ounce was $23.06, compared to $15.95 for Q2 2022. The increase is primarily a result of the items noted above, offset by certain reductions in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Financial Results - Six months ended June 30, 2023, compared to the six months ended June 30, 2022:

	Six months ended June 30,
	2023	2022
Revenue from mining operations	$19,043	$20,420
Cost of sales	16,149	11,774
Mine operating income	2,894	8,646

Operating expenses:
General and administrative expenses	2,719	2,472
Share-based payments	1,182	1,062
Income (loss) before other items	(1,007)	5,112

Other items:
Interest and other income	229	52
Loss on long-term investments	(604)	(1,282)
Fair value adjustment on warrant liability	458	2,606
Unrealized foreign exchange gain	416	(482)
Project evaluation expenses	-	(75)
Finance cost	(77)	(101)
Accretion of reclamation provision	(23)	(21)
Interest expense	(118)	(43)
Income (loss) before income taxes	(726)	5,766

Income taxes:
Current income tax (expense) recovery	534	(500)
Deferred income tax (expense) recovery	973	(2,337)
Income tax (expense) recovery	1,507	(2,837)
Net income	782	2,929

Other comprehensive income (loss):
Currency translation differences	(576)	238
Total comprehensive income (loss)	$206	$3,167
Income (loss) per share
Basic	$0.01	$0.02
Diluted	$0.01	$0.02
Weighted average number of common shares outstanding
Basic	118,887,538	110,548,661
Diluted	122,907,727	113,814,123

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $19.0 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $20.4 million for 2022, a decrease of $1.4 million.

The decrease in revenues is a result of lower payable silver equivalent ounces sold in the current period of 12%, as well as a decrease in copper price by 11% in the current period compared to 2022. This was partially offset by smaller positive price movements for silver and gold in the current period, as outlined below, as well as a decrease in penalties, treatment costs and refining charges of $1.1 million in the current period compared to 2022.

Metal prices for revenues recognized during the period were $24.00 per ounce of silver, $1,938 per ounce of gold, and $8,773 per tonne of copper, with comparable prices for the six months ended June 30, 2022, were $23.74 per ounce of silver, $1,901 per ounce of gold, and $9,785 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales was $16.1 million, compared to $11.8 million in 2022, an increase of $4.3 million. The increase in cost of sales is partially attributable to 38% higher processed & milled tonnes in the six months ended June 30, 2023 compared to 2022, which resulted in higher overall overhead costs despite lower ounces sold in the current period. The increase is also attributable to a stronger Mexican peso, which directly impacted labour and contractor costs.

Mine operating income, after depreciation and depletion, was $3.0 million, compared to $8.6 million in 2022. The decrease in mine operating income of the increased cost of sales and decreased revenues than the comparative period, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $2.7 million, compared to $2.5 million in the comparable period, with any increases coming from the increased corporate activity surrounding the acquisition of La Preciosa and financing activities undertaken in the period.

Share-based payments was $1.2 million, compared to $1.1 million in the comparable period, an increase of $0.1 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price from period to period.

Other Items

Other Items totaled income of $0.3 million for the period, a decrease to income of $0.4 million compared to income of $0.7 million related to Other Items in the comparable period in 2022.

Unrealized loss on long-term investment was $0.6 million, a positive movement of $0.7 million compared to a loss of $1.3 million in the comparable period. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Fair value adjustment on warrant liability was a gain of $0.5 million, a negative movement of $2.1 million compared to a gain of $2.6 million in the comparable period in 2022. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Unrealized foreign exchange gain for the period was $0.4 million, a positive movement of $0.9 million compared to a loss of $0.5 million in the comparable period in 2022. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Canadian dollar and the US dollar depreciated in relation to the Mexican peso, resulting in a foreign exchange gain. During the six months ended June 30, 2022, the US dollar appreciated slightly in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss.

The remaining Other Items had no impact on net income for the six months ended June 30, 2023 and 2022.

Current and Deferred Income Taxes

Current income tax recovery was $0.5 million, compared to a current income tax expense of $0.5 million in the comparable period. The movements are a result of higher profits generated in 2022, resulting in increased income tax expense, whereas in 2023, the Company was in a recovery position.

Deferred income tax recovery was $0.9 M, a change of $3.2 million compared to expense of $2.3 million in Q2 2022. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income was $0.7 million for the period, or $0.01 per share, compared to net income of $2.9 million, or $0.03 per share during the comparable period in 2022. The changes are a result of the items noted above, which are primarily decreases in revenues and mine operating income, increases in share-based payments between the two comparable quarters. Net income/loss was further impacted by movements in unrealized foreign exchange, fair value adjustments on the warrant liability, and an increased unrealized loss on investments as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $0.7 million, a decrease of $6.2 million when compared to $6.9 million for the comparable period. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $1.1 million, a decrease of $4.7 million when compared to adjusted earnings of $5.8 million in the corresponding period in 2022. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $15.22, compared to $9.94 for the comparable period in 2022. The increase in cost per ounce is partially attributable to 38% higher processed & milled tonnes in the six months ended June 30, 2023 compared to 2022, which resulted in higher overall overhead costs despite lower ounces sold in the current period. The increase is also attributable to a stronger Mexican peso, which directly impacted labour and contractor costs.

All-in sustaining cash costs per silver equivalent payable ounce was $21.53, compared to $17.75 for the comparable period in 2022. The increase is a result of the items noted above, as well as movements in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Avino Mine Production Highlights

	Q2 2023	Q2 2022	Change %	YTD 2023	YTD 2022	Change %
Total Mill Feed (dry tonnes)	157,371	118,224	33%	317,128	229,362	38%
Feed Grade Silver (g/t)	53	65	-19%	52	58	-10%
Feed Grade Gold (g/t)	0.44	0.46	-3%	0.51	0.38	36%
Feed Grade Copper (%)	0.49	0.69	-28%	0.48	0.63	-23%
Recovery Silver (%)	87%	91%	-5%	88%	91%	-4%
Recovery Gold (%)	68%	78%	-13%	73%	77%	-6%
Recovery Copper (%)	84%	92%	-8%	84%	90%	-7%
Total Silver Produced (oz)	232,417	225,537	3%	466,755	389,895	20%
Total Gold Produced (oz)	1,520	1,350	13%	3,805	2,151	77%
Total Copper Produced (lbs)	1,445,552	1,644,342	-12%	2,843,189	2,861,691	-1%
Total Silver Equivalent Produced (oz)*	587,317	649,569	-10%	1,265,564	1,307,367	14%

*In Q2 2023, AgEq was calculated using metals prices of $24.18 oz Ag, $1,978 oz Au and $3.85 lb Cu. In Q2 2022, AgEq was calculated using metals prices of $22.64 oz Ag, $1,873 oz Au and $4.32 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.37 oz Ag, $1,933 oz Au and $3.95 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $23.29 oz Ag, $1,873 oz Au and $4.43 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Exploration

Avino Drills Best Intercept in Company History

On July 5, 2023, the Company released the results of three holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. Drill Hole ET-23-09 showed 57 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

Selected Intercept Highlights:

•

Hole ET 23-09: 296 AgEq g/t over 57 metres true width, including 407 AgEq g/t over 37 metres true width and 2,866 AgEq g/t over 3.43 metres true width (To view images of the corresponding core, please click here)

•	Hole ET 23-07: 230 AgEq g/t over 11 metres true width

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Previously, the Company reported the extension of the Avino Vein to a further 500 metres downdip below the lowest current production mining level. Drill Hole ET-23-09 shows 57 metres true width of mineralization and is a step out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This continuing exploration program is testing the continuity of the steeply dipping mineralization. Avino has enlisted several world-renowned consulting geologists to contribute to the geological theory to drive understanding of the mineralization characteristics. The depth extent of at least 750 metres of known mineralization is unusual in comparison with most Mexican epithermal deposits.

Details are shown in the table below.

Table 1 – Summary Drill Results

1.	AgEq in drill results below assumes $22.00 oz/ Ag and $1,850/ oz Au and $4.00/ lb. Cu, and 100% metallurgical recovery.
2.	STW = Stockwork Veins

Avino Vein Extended A Further 500 Metres

On May 23, 2023, Avino announced drill results from ten (10) drill holes at the Avino Elena Tolosa (“ET”) area below the current deepest workings at the mine. These drill results show the Avino Vein to extend a further 500 metres downdip of the lowest mining level. This exploration program is designed to test the continuity and to improve our understanding of the potential for deeper mineralization. As a result, the Avino Vein is now known to extend 1,100 metres downdip from surface outcrop. Additionally, a previously undiscovered breccia vein was intersected approximately 15 to 30 metres below the Avino Vein in the footwall intrusive rocks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Selected intercepts from the Avino Vein include:

•	Hole ET 23-04: 122 AgEq g/t (including 0.65% Cu) over 35.73 metres true width, including 208 AgEq g/t (including 1.33% Cu) over 5.20 metres true width, as well as 152 AgEq g/t (including 0.82% Cu) over 6.24 metres true width

•	Hole ET 23-05: 120 AgEq g/t (including 0.55% Cu) over 48.40 metres true width, including 256 AgEq g/t (including 1.37% Cu) over 1.76 metres true width, as well as 1,165 over AgEq g/t (including 7.43% Cu) over 0.33 meters true width

•	Hole ET 23-06: 141 AgEq g/t (including 0.81% Cu) over 36.00 meters true width, including 219 AgEq g/t (including 1.32% Cu) over 14.00 metres true width

Avino is developing a geological model based on a “near porphyry” environment because of the increasing copper grades. The persistence of grade continuity from surface down a plunge distance of over 1,100 metres (800 metres vertical) supports the possibility of a deeper mineralized system that may be linked to a deep porphyry centre.

The Company has budgeted 8,000 metres of drilling in 2023, with a focus on at depth below the current Elena Tolosa production area. To date, the Company has completed approximately 7,100 metres of drilling in 2023. Further results on the area below the current production area at Elena Tolosa will be released in the coming weeks.

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a) Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino Mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii) Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

(b) La Preciosa, Mexico

On March 21, 2022, the Company received approval for the closing of the acquisition of the La Preciosa property from Coeur Mining Inc. (“Coeur”).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

La Preciosa consists of 15 exploration concessions totaling 6,011 hectares located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan. The property is located within 20 kilometres of the Company’s current Avino mining operations.

(c) British Columbia & Yukon, Canada

Eagle Property - Yukon

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the six months ended June 30, 2023, the Company sold to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250.

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company has granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

As of June 30, 2023, Endurance was in compliance with all terms of the Option agreement. See Note 8 of the financial statements for further details.

Oxide Tailings Metallurgical Testwork

On April 5, 2023, the Company announced metallurgical results from the testwork program on its oxide tailings project (“Oxide Tailings” or the “Project”). The Project hosts gold and silver from past producing historic operations in an inactive tailings facility located on the Avino property with a 5.7 million tonnes of measured and indicated resource grading 95 g/t of silver equivalent. Historically, near surface oxidised material was not recovered well by Avino’s conventional flotation mill, which has created this opportunity for re-processing the tailings with a cyanide leaching process.

Highlights from the testwork:

The project consists of three types of tailings that are categorized by grade as well as identified in three stratigraphic layers within the deposit based on the time period when they were processed. They are, Ancient Oxides, Recent Oxides and Sulphides, and each type was sampled and tested separately.  The average grades are shown below.

Table 1: Average Grade of Each Tailings Type
Sample	Description	Au g/t	Ag g/t
Ancient Oxides	Original Duplicate	0.45 0.43	101.0 92.0
Recent Oxides	Original Duplicate	0.48 0.49	37.0 49.0
Sulphides	Original Duplicate	0.24 0.25	21.0 19.0

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The project exhibits an excellent response using conventional metallurgical techniques.

Recovery Highlights include:

•	Ancient Oxides: Gold Recovery up to 89.5% and silver recovery of up 90.4% in a conventional bottle roll.

•	Recent Oxides: Gold Recovery up to 85.8% and silver recovery of up 83.4% in a conventional bottle roll.

•	Sulphides: Gold Recovery up to 82.8% and silver recovery of up 76.1% in a conventional bottle roll.

The conventional bottle roll test parameters for the three samples were achieved at a particle size of eighty percent passing 75 microns using 500 to 1000ppm sodium cyanide and a retention time of 60-72 hours. The metallurgical test program was completed by SGS de Mexico (“SGS”), a leading metallurgical testing and consulting firm based in Durango Mexico. The testwork was completed on a composite sample from approximately 437 kg of HQ core from a sonic drill from 127 drill holes drilled into the oxide tailings resource in 2021 and 2022.  Each type of tailings was identified and separated so that a composite for each style of tailings could be created. Both the deposition style and appearance of the tailings within the drill core allowed for relatively straight forward categorization. The sulphides section used 158.9 kg of sample, the ancient oxides used 135.5 kg and the recent oxides 142.7 kg.

The testwork program included chemical analysis, size fraction analysis, agglomeration, bulk leaching extractable gold test,  bottle roll test to simulate agitated leaching, column leaching tests to simulate heap leaching, flotation, and cyanide detoxification using sodium hypochlorite.

Table 2: Summary of Recoveries for the Sulphides Sample

Description	Au %	Ag %
Flotation Agitation leaching Heap leaching	45.8 82.7 74.0	46.5 68.9 88.8

Table 3: Summary of Recoveries for the Ancient Oxide Sample

Description	Au %	Ag %
Flotation Agitation leaching Heap leaching	46.3 88.2 75.5	45.5 86.0 76.2

Table 4: Summary of Recoveries for the Recent Oxide Sample

Description	Au %	Ag %
Flotation Agitation leaching Heap leaching	47.6 85.7 76.0	45.5 78.6 63.7

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Ongoing Testwork

In addition to these leaching and flotation results, ongoing testing consists of the thickening, filtering, communition optimization, cyanide detoxification, gravity testwork as well as specific gravity and bulk density testwork that will be fed into the PFS for appropriate flowsheet design, sizing and costing.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings:

Expressed in 000’s of US$, unless otherwise noted	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Net income (loss) for the period	$1,134	$2,283	$782	$2,929
Depreciation and depletion	713	518	1,418	1,007
Interest income and other	(20)	(59)	(229)	(52)
Interest expense	72	22	117	43
Finance cost	3	88	77	101
Accretion of reclamation provision	12	11	23	21
Current income tax expense (recovery)	(559)	360	(534)	500
Deferred income tax expense (recovery)	(959)	885	(973)	2,337
EBITDA	$396	$4,108	$682	$6,886
Fair value adjustment on warrant liability	(751)	(2,373)	(458)	(2,606)
Share-based payments	843	862	1,182	1,062
Write down of equipment and supplies and materials inventory	91	-	91
Foreign exchange loss (gain)	(552)	(123)	(416)	482
Adjusted earnings (loss)	$27	$2,474	$1,081	$5,824
Shares outstanding (diluted)	123,214,209	120,386,601	122,907,727	113,814,123
Adjusted earnings (loss) per share	$0.00	$0.02	$0.01	$0.05

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS as issued by the IASB, and are disclosed in addition to IFRS measures.

Cash cost per payable ounce

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $434 for the six months ended June 30, 2023 (June 30, 2022 - $2,162) and all of which is attributable to the Avino Mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Cost of sales	$8,175	$7,974	$10,293	$7,058	$5,468	$6,306	$4,912	$1,043
Exploration expenses	(27)	(95)	(472)	(336)	(305)	(296)	(214)	(308)
Write down of equipment and supplies and materials inventory	(91)	-	(330)	-	-	-	-	-
Depletion and depreciation	(677)	(670)	(592)	(514)	(481)	(459)	(741)	(319)
Cash production cost	7,380	7,209	8,899	6,208	4,682	5,551	3,957	416
Payable silver equivalent ounces sold	452,011	506,727	756,536	603,360	594,700	495,109	435,885	107,112
Cash cost per silver equivalent ounce	$16.33	$14.22	$11.76	$10.29	$7.87	$11.21	$9.08	$3.87
General and administrative expenses	2,338	1,524	2,094	1,553	2,218	1,316	967	1,094
Treatment & refining charges	651	709	784	568	700	766	529	127
Penalties	634	898	1,649	1,705	897	1,578	1,200	255
Sustaining capital expenditures	270	164	639	672	1,586	576	774	855
Exploration expenses	27	95	472	336	305	296	214	308
Share-based payments and G&A depreciation	(878)	(374)	(442)	(591)	(899)	(230)	(125)	(312)
Cash operating cost	$10,422	$10,223	$14,095	$10,451	$9,489	$9,853	$7,516	$2,743
AISC per silver equivalent ounce	$23.06	$20.17	$18.63	$17.32	$15.95	$19.90	$17.24	$25.60

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the six months ended June 30, 2023, and 2022:

Expressed in 000’s of US$, unless otherwise noted	Avino - Consolidated
	YTD 2023	YTD 2022
Cost of sales	$16,149	$11,774
Exploration expenses	(122)	(601)
Write down of equipment and supplies and materials inventory	(91)	-
Depletion and depreciation	(1,347)	(940)
Cash production cost	14,589	10,233
Payable silver equivalent ounces sold	958,738	1,089,809
Cash cost per silver equivalent ounce	$15.22	$9.39
General and administrative expenses	3,862	3,534
Treatment & refining charges	1,359	1,466
Penalties	1,532	2,475
Sustaining capital expenditures	434	2,162
Exploration expenses	122	601
Share-based payments and G&A depreciation	(1,252)	(1,139)
Cash operating cost	$20,646	$19,332
AISC per silver equivalent ounce	$21.53	$17.75

Working Capital

	June 30, 2023	December 31, 2022
Current assets	$18,469	$25,585
Current liabilities	(13,886)	(16,764)
Working capital	$4,583	$8,821

Results of Operations

Summary of Quarterly Results

(000’s)	2023	2022	2022	2022	2022	2021	2021	2021
Quarter ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$9,218	$9,825	$14,649	$9,118	$9,370	$11,050	$9,318	$1,881
Net income (loss) from all operations for the quarter	1,134	(352)	1,296	(1,129)	2,283	646	2,629	(214)
Earnings (loss) per share from all operations - basic	$0.01	$0.00	$0.01	$(0.01)	$0.02	$0.01	$0.03	$(0.00)
Earnings (loss) per share from all operations - diluted	$0.01	$0.00	$0.01	$(0.01)	$0.02	$0.01	$0.04	$(0.00)
Total Assets	$120,469	$118,606	$121,196	$118,404	$118,092	$114,507	$86,264	$82,109

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

•	Revenue decreased in Q2 2023 compared to previous quarters due to lower concentrate tonnes shipped & sold during the current quarter. This was primarily due to lower production in Q2 2023 than previous quarters, which resulted in lower sales volumes. This was after having seen Q4 2022 increase compared to other previous quarters following the restart of operations during Q3 2021 and the commencement of sales in September 2021.

•	Net income/loss was lower in Q1 and Q2 2023 primarily due to lower revenues and ounces sold than Q4 2022 and preceding quarters in 2022, as well as higher costs resulting from a stronger Mexican Peso than in previous quarters. For further details see “Financial Results” section.

•	Total assets increased have increased overall when compared to previous quarters excluding Q1 2023, as result of the acquisition of La Preciosa as well as the increased operating cash flow generation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Cash Flow

(000’s)	June 30, 2023	June 30, 2022
Cash generated by operating activities	$950	$7,146
Cash generated by (used in) financing activities	(408)	(644)
Cash used in investing activities	(10,583)	(18,710)
Change in cash	(10,041)	(12,208)
Effect of exchange rate changes on cash	3	234
Cash, beginning of period	11,245	24,765
Cash, end of period	$1,207	$12,791

Operating Activities

Cash generated by operating activities for the six months ended June 30, 2023, was $1.0 million, a decrease of $6.1 million compared to $7.1 million for the six months ended June 30, 2022. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In 2023, cash generated from operating activities decreased by $5.7 million primarily due to lower mine operating income as a result of higher levels of production with limited increase in sales volumes during the quarter and an increase in operating costs resulting from the strengthening of the Mexican Peso compared to the US dollar. Other movements are primarily a result of working capital changes between the two periods.

Financing Activities

Cash used in financing activities was $0.4 million for the six months ended June 30, 2023, compared to $0.6 million for the six months ended June 30, 2022. The movement is a result of higher lease and equipment loan payments, partially offset by proceeds from shares issued on the ATM. During the six months ended June 30, 2023, the Company received net proceeds from issuance of shares for cash of $0.4 million (June 30, 2022 – $0.03 million). The Company also made finance lease and equipment loan payments totalling $0.8 million (June 30, 2022 - $0.7 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Investing Activities

Cash used in investing activities for the six months ended June 30, 2023, was $10.6 million compared to $18.7 million for the six months ended June 30, 2022. Cash used in investing activities included cash capital expenditures and exploration and evaluation expenditures of $5.6 million (June 30, 2022 - $2.9 million) on the acquisition of property and equipment and exploration expenditures, as well as $5.0 million related to the repayment of the promissory note associated with the acquisition of La Preciosa during the six months ended June 30, 2023, compared to $15.3 million in the upfront payments in the six months ended June 30, 2022.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
During 2023, the Company received net proceeds of $2.2 million in connection with a brokered at-the-market offering issued under prospectus supplements.

As of the date of this MD&A, the Company is using the funds as intended.

During 2023, all funds were used for exploration and evaluation activities, the acquisition of property and equipment, and the repayments of capital equipment acquired under lease and loan.

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company is using the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired la Preciosa for net cash consideration of $15.4 million. During 2022, the remaining $3.7 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)  Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2023 and 2022 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Salaries, benefits, and consulting fees	$296	$299	$580	$738
Share-based payments	649	667	970	824
	$945	$966	$1,550	$1,562

Three months ended March 31,

(b)  Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to related parties:

	June 30, 2023	December 31, 2022
Oniva International Services Corp.	$102	$100
Silver Wolf Exploration Ltd.	(114)	(72)
Directors Fees	47	-
	$35	$28

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For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the six months ended June 30, 2023, the Company paid $143 (June 30, 2022 - $197) to ICC.

(c)  Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty. During the three and six months ended June 30, 2023, administrative fees of $12 and $25 were paid to Oniva (three and six months ended June 30, 2022 - $11 and $20)

The transactions with Oniva during the three and six months ended June 30, 2023 and 2022 are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Salaries, benefits, and consulting fees	$244	$232	$489	$452
Share-based payments	124	109	257	206
	$368	$341	$746	$658

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2022 – two) counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited consolidated statement of financial position. At June 30, 2023, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2023, in the amount of $1,207 and working capital of $4,583 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2023, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$11,900	$11,900	$-	$-
Amounts due to related parties	35	35	-	-
Minimum rental and lease payments	850	105	347	398
Equipment loans	489	195	294	-
Finance lease obligations	3,796	1,918	1,878	-
Total	$17,070	$14,153	$2,519	$398

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	June 30, 2023		December 31, 2022
	MXN	CDN	MXN	CDN
Cash	$7,441	$154	$4,097	$250
Due from related parties	1,940	-	1,402	-
Long-term investments	-	1,601	-	2,365
Reclamation bonds	-	6	-	4
Amounts receivable	3,232	48	-	34
Accounts payable and accrued liabilities	(86,906)	(273)	(85,486)	(108)
Due to related parties	-	(197)	-	(135)
Finance lease obligations	(742)	(294)	(161)	(343)
Net exposure	(75,035)	1,045	(80,148)	2,067
US dollar equivalent	$(4,397)	$789	$(4,136)	$1,526

Based on the net US dollar denominated asset and liability exposures as at June 30, 2023, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2023, by approximately $368 (year ended December 31, 2022 - $275). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2023, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $41 (December 31, 2022 – loss of $65).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2023, a 10% change in market prices would have an impact on net earnings (loss) of approximately $117 (December 31, 2022 - $175).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2023:

	Level 1	Level 2	Level 3
Financial assets
Cash	$1,207	$-	$-
Amounts receivable	-	849	-
Long-term investments	1,210	-	-
Total financial assets	$2,417	$849	$-
Financial liabilities
Warrant liability	-	-	(20)
Total financial liabilities	$-	$-	$(20)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at June 30, 2023, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the three months ended June 30, 2023 and the year ended December 31, 2022, see Note 13 of the condensed consolidated interim statements of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the “Transactions with Related Parties” section.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2023	December 31, 2022
Not later than one year	$123	$105
Later than one year and not later than five years	394	347
Later than five years	414	398
	$930	$850

Office lease payments recognized as an expense during the six months ended June 30, 2023, totalled $18 (June 30, 2022 - $8).

Subsequent Events

At-The-Market Sales – Subsequent to June 30, 2023, the Company issued 2,363,600 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $1,633.

RSU and Option Grant – Subsequent to June 30, 2023, the Company granted 150,000 incentive stock options and 69,320 RSUs to a director. The stock options are exercisable for up to five years at a price of $1.12 per share and will be vested in stages over a 12-month period with no more than 1/4 of the options vesting in any three-month period from the date of the grant. The RSUs will be vested at the rate of 1/3 annually for a period of three years from the date of grant, until fully vested.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at August 9, 2023 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	122,143,057	-	-
Warrants (US$)	8,950,412	$0.80 - $1.09	0.12 – 0.13
Restricted Share Units (“RSUs”)	3,048,320	-	1.63 – 2.64
Stock options	6,801,000	C$0.79 - C$1.64	0.05 – 4.92
Fully diluted	140,942,789

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The following are details of outstanding stock options as at June 30, 2023 and August 9, 2023:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30, 2023)	Number of Shares Remaining Subject to Options (August 9, 2023)
August 28, 2023	C$1.30	105,000	105,000
August 21, 2024	C$0.79	126,000	126,000
August 4, 2025	C$1.64	1,680,000	1,680,000
March 25, 2027	C$1.20	2,340,000	2,340,000
May 4, 2027	C$0.92	25,000	25,000
March 29, 2028	C$1.12	2,395,000	2,370,000
July 10, 2028	C$1.12	-	150,000
Total:		6,651,000	6,801,000

The following are details of outstanding warrants as at June 30, 2023 and August 9, 2023:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (June 30, 2023)	Number of Underlying Shares (August 9, 2023)
September 21, 2023	$1.09	7,000,000	7,000,000
September 25, 2023	$0.80	1,950,412	1,950,412
Total:		8,950,412	8,950,412

The following are details of outstanding RSUs as at June 30, 2023 and August 9, 2023:

Expiry Date	Number of Shares Remaining Subject to RSUs (June 30, 2023)	Number of Shares Remaining Subject to RSUs (August 9, 2023)
August 4, 2023	412,666	-
March 25, 2025	1,182,000	1,182,000
March 29, 2026	1,797,000	1,866,320
Total:	3,391,666	3,048,320

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. These standards did not have a material impact on the Company’s disclosures or on the amounts in the current reporting periods.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Material Judgments – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regards to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonable by expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events, or conditions, is immaterial and not required to be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events, or conditions, even of the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events, or conditions, is itself material. The IASB has also developed guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in IFRS Practice Statement 2.

The amendments were applied effective January 1, 2023, and did not have a material impact on the Company’s interim consolidated financial statements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted; however, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not a correct of an error
•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments were applied effective January 1, 2023, and did not have a material impact on the Company’s interim consolidated financial statements.

Amendments to IAS 12 – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. The amendments were applied effective January 1, 2023, and did not have a material impact on the Company’s interim consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2023:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current with Covenants

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment  requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The amendments require a seller/lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller/lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Change in Accounting Estimates and Errors to sale or leaseback transactions entered into after the date of initial application.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and has concluded that, based on its evaluation, that the Company’s disclosure controls and procedures were not effective as of June 30, 2023 due to a material weakness in internal control over financial reporting that was disclosed in our management’s discussion and analysis for the year ended December 31, 2022.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on this evaluation, management concluded that as of June 30, 2023, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) were ineffective as of June 30, 2023.

Remediation

The Company has begun implementing a remediation plan to address the material weakness described in the management’s discussion and analysis for the year ended December 31, 2022. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of the material weakness will be completed prior to the end of the year ended December 31, 2023.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 9, 2023. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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